December 6, 2018

Robert D. Beyer
Executive Chairman
Crescent Acquisition Corp
11100 Santa Monica Boulevard, Suite 3400
Los Angeles, CA 90071

       Re: Crescent Acquisition Corp
           Draft Registration Statement on Form S-1
           Filed on November 9, 2018
           CIK No. 0001723648

Dear Mr. Beyer:

        We have reviewed your draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, filed on November 9, 2018, CIK No. 0001723648

General

1. It appears certain of your directors, officers, and sponsors have been involved with other special purpose acquisition companies (SPACs). Disclose in an appropriate place within your prospectus the names of all such SPACs and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.
 Robert D. Beyer
Crescent Acquisition Corp
December 6, 2018
Page 2


FirstName LastNameRobert D. Beyer        Sincerely,
Comapany NameCrescent Acquisition Corp
                                         Division of Corporation Finance
December 6, 2018 Page 2                  Office of Telecommunications
FirstName LastName